UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Outlook Corporate Consulting, LLC. d/b/a Business Minds R and D

Legal status of issuer:

 Form:

 Limited Liability Company

 Jurisdiction of Incorporation/Organization:

 Utah

 Date of organization:

 May 17, 2013

Physical address of issuer:

9130 South State Street,
Sandy, Utah 84070

Website of issuer:

http://BusinessMindsRandD.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to one percent (1%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Membership Unit

Target number of securities to be offered:
7,000

Price (or method for determining price):
$7.50

Target offering amount:
$52,500

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,065,000

Deadline to reach the target offering amount:
31 March 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	56,055	18,905
Cash & Cash Equivalents	42,355	18,905
Accounts Receivable:	0	0
Short-term Debt:	2,410	968
Long-term Debt:	0	0
Revenues/Sales	725,721	559,056
Cost of Goods Sold:	23,126	23,665
Taxes Paid:	0	0
Net Income:	51,047	86,489

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the coaching industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the coaching industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the coaching industry;
- growth of, and risks inherent in, the coaching industry in the United States;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Outlook Corporate Consulting, LLC. shall include any joint venture in which Outlook Corporate Consulting, LLC. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Outlook Corporate Consulting, LLC.

"Company " means Outlook Corporate Consulting, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Units.

"Issuer" means Outlook Corporate Consulting, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Units.

"SEC" means the United States Securities and Exchange Commission.

"Units" means the Membership Unit of Outlook Corporate Consulting, LLC.

"Subscriber" means any person who subscribes the Units.

THE COMPANY

1. Name of issuer:
Outlook Corporate Consulting, LLC.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jamie Utley   **Dates of Board Service: May 2013**

Principal Occupation:
President of Outlook Corporate Consulting, LLC. d/b/a Business Minds R and D

Employer:
Outlook Corporate Consulting, LLC. d/b/a Business Minds R and D
Based on the success of training methods and educational materials, Business Minds R & D trains sales professionals, CEOs, and customer service personnel to help business owners take their revenues to a whole new level. These unique sales methodologies are shared in our fun and engaging workshops worldwide.

March 2015 to Present
President

Business Experience:
Business Minds R & D - 2013 to Present

Jamie Utley sold his log furniture business in 2007 and started to live his passion which is to help others do what he did: become our highest and best selves and therefore get more of what you want in your life.

In 2013, Mr. Utley founded Business Minds Research & Development for the purpose of taking the tools that have changed literally thousands of lives to corporations thereby helping take business owners and their companies' revenues to a whole new level. Mr. Utley has combined his own life lessons with everything he is most passionate about to help his clients get more of what they truly want. He focuses on helping people create real lasting change by applying success principles in their own lives. Mr. Utley does this through a principle Business Minds Research & Development calls "momentums".

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Adam Robison

Principal Occupation:
Chief Executive Officer of Outlook Corporate Consulting, LLC. d/b/a Business Minds R and D

Employer:
Outlook Corporate Consulting, LLC. d/b/a Business Minds R and D
Based on the success of training methods and educational materials, Business Minds R & D trains sales professionals, CEOs, and customer service personnel to help business owners take their revenues to a whole new level. These unique sales methodologies are shared in our fun and engaging workshops worldwide.

March 2015 to Present
Chief Executive Officer

Business Experience:
Business Minds R & D - 2013 to Present

Adam Robison has extensive experience in the selling profession having sold for Eli Lilly Pharmaceutical Company as a pharma rep where he placed in the top 10% of the company. Later he sold door-to-door for New York Life Insurance Company as a life insurance salesman, which later led to a promotion at Beneficial Financial Group as a sales manager. Finally, Mr. Robison was recruited to Bankers Life and Casualty as the District Sales Manager and Territorial VP.

After his time in the life insurance and financial services business, Mr. Robison opened and operated his own private hedge fund. In 2013, he joined Business Minds Research and Development and serves as the Chief Executive Officer and also as a revenue consultant.

Name: Jamie Utley   **Dates of Board Service: May 2013**

Principal Occupation:
President of Outlook Corporate Consulting, LLC. d/b/a Business Minds R and D

Employer:
Outlook Corporate Consulting, LLC. d/b/a Business Minds R and D
Based on the success of training methods and educational materials, Business Minds R & D trains sales professionals, CEOs, and customer service personnel to help business owners take their revenues to a whole new level. These unique sales methodologies are shared in our fun and engaging workshops worldwide.

March 2015 to Present
President

Business Experience:
Business Minds R & D - 2013 to Present

Jamie Utley sold his log furniture business in 2007 and started to live his passion which is to help others do what he did: become our highest and best selves and therefore get more of what you want in your life.

In 2013, Mr. Utley founded Business Minds Research & Development for the purpose of taking the tools that have changed literally thousands of lives to corporations thereby helping take business owners and their companies' revenues to a whole new level. Mr. Utley has combined his own life lessons with everything he is most passionate about to help his clients get more of what they truly want. He focuses on helping people create real lasting change by applying success principles in their own lives. Mr. Utley does this through a principle Business Minds Research & Development calls "momentums".

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jamie Charles Utley	1,000,000 Membership Units	100%

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$52,500**	**$1,065,000**
Less: Offering expenses		
Portal fee	$525	$10,650
Other offering expenses	$1,525	$6,500
Net Proceeds	**$50,450**	**$1,047,850**
Hiring door-to-door full-time sales force *up to 3 full-time sales + senior sales manager*	$0	$384,000
Setting Up Internal Call Center	$0	$350,000
<u>Marketing and Advertising</u>		
Social Media Advertising	$10,000	$75,000
Youtube Advertising	$10,000	$50,000
Search Engine Banner	$5,000	$30,000
Website Enhancement and Re-design	$0	$25,000
Mobile App	$0	$30,000
Accounting and Professional Fees	$2,500	$10,000
Working Capital and Cash Reserves	$22,950	$93,850

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of units the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Membership Unit Subscription Agreement by signing it electronically.

2. Once the Membership Unit Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
   https://www.mrcrowd.com/u/desktop/qPortfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical unit certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$52,500
Maximum Target	$1,065,000
Pre–money Valuation	$7,500,000
Equity Offered	0.7% – 12.43%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	31 Mar 2019

Unit Price **$7.50**

Units Offered
7,000 – 142,000

Units Issued After Offering
1,007,000 – 1,142,000

Please also refer to *Appendix C - Membership Unit Subscription Agreement.*

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Unit:	10,000,000	1,000,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above have the majority of the voting rights of the issuer. The Purchasers (the "Investors") of the securities offered, as holders of Membership Units with a minority voting rights, may not have enough voting power to exert influence on the

decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **Although the Issuer is a company with a 5-year history of operation, the Issuer has no material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Membership Units

Valuation of Outlook Corporate Consulting, LLC, is established by the Board of Directors, currently priced at a multiple of 10.33x based on its prior year (fiscal year 2017)'s cash revenue:

Valuation of the Company = $725,721 x 10.33
= $7,496,698
= $7.497 per Membership Units* (Actual Offering Price: $7.5)

Immediately prior the offering, 1,000,000 membership units are issued and outstanding.

Although revenues are not an indicative predictor of future profits, the Board of Directors believes Revenue multiple is a reasonable valuation approach in valuing our securities offered as Outlook Corporate Consulting, LLC is still an early stage company. We believe a revenue multiple of around 10x is a fairly common valuation benchmarks used by private equity or VCs in investing early stage company.

Given the absence of a public trading market for our Membership Units, our Board of Directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our Membership Units, including our financial and operating history. The Board of Directors also take into consideration when performing this valuation:

- has a solid customer base
- revenue growth driven by launch of new coaching programmes

- expected growth on average revenue per customer and the average lifetime value of customers
- healthy balance sheet with no material indebtedness
- has been profitable with positive operating cash flow in the previous two fiscal years

Despite the above effort, investors should be aware that the above factors and valuation method merely reflects the opinion of the Board of Directors, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. Furthermore, In determining the offering price, the Board of Directors nor the company did not employ investment banking firms or other third-party organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities.

Methods for how the securities may be valued by the issuer in the future:

We may apply the following valuation methods for the future valuation of our securities to be issued:

During early stage:
- Revenue / EBITA / Earnings multiples of companies similar and comparable to us.
- Recent comparable valuations of companies similar and comparable to us.

During established stage:
- Potential value at exit, the value can be based either on recent M&A transactions in the sector
- Discounted cash flow method ("DCF")

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as membership unit holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.

- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative to the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as membership unit holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer (Issuer) or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Other than a credit card liability in the amount of $2,410 as of December 31, 2017, the issuer has no material terms of indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        a. any director or officer of the issuer;

        b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

        c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

        d. any immediate family member of any of the foregoing persons.

As of December 31, 2017, there is a $13,700 Due from Owner asset classified as an Other Asset. The full amount is considered to be owed by one of the owners to the Company. There are no specific terms associated with this balance.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Outlook Corporate Consulting, LLC. started to operate since May 2013.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

Revenue
Revenue in 2017 was $725,721, an increase of $166,665, or 29.81% compared to $559,056 in 2016. The increase was primarily due to an increased amount of sales and a growing number of customers.

Cost of Goods Sold and Total Operating Expenses
Cost of goods sold
Our cost of goods sold consists primarily of expenses associated with contract labor and merchant processing fees.

Cost of goods sold in 2017 was $23,126, an slight decrease of $539, or 2.28% compared to $23,665 in 2016.

Total Operating Expenses are the operating expenses, including executive compensation, payroll expenses, legal and professional fees, travel/lodging expenses, and office expenses.

Our total operating expenses in 2017 was $651,866, increased $202,964, or 45.21% compared to $448,902 in 2016. The increase was primarily due to increased amount of executive compensation, as well as a large increase in payroll expenses, from $39,767 in 2016 to $190,859 in 2017.

Here are some clarifications of our operating expenses:

Marketing and Promotion
Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the years ended December 31, 2017 and 2016 were $598 and $845 respectively.

Depreciation of Property and Equipment
Property and equipment are stated at cost when acquired. Currently, there is no property or equipment on the business financial statements. Depreciation is computed using various methods based on the estimated useful lives of the assets ranging from 3 to 39 years. With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred.

Income Taxes
Business Minds R and D operates as a flow through entity for income tax purposes. As a flow through entity, income tax liabilities are paid by the owners. No income tax estimates have been provided.

Net Income
Net Income for the 12 months ended December 31, 2017 was $51,047.
Net Income for the 12 months ended December 31, 2016 was $86,489.

The decrease in net income was primarily due to an increase in operating expense, due to an increased amount of executive compensation and payroll expenses.

Assets and Liabilities
Our total assets were $56,055 as of December 31, 2017 and $18,905 as of December 31, 2016

Our total liabilities were $2,410 as of December 31, 2017 and $968 as of December 31, 2016, the increase is primarily due to an increase in credit card debt, as mentioned in our Financial Statements:

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2017	December 31, 2016
Current liabilities		
Accounts payable		
Line of credit		
Credit Cards	2,410	968
Accrued payroll		
Accrued expenses		
Accrued income taxes - federal		
Accrued income taxes - state		
Unearned revenue		
Total current liabilities	2,410	968
Total liabilities	2,410	968

The Company recorded a total stockholders' equity of $53,645 as of December 31, 2017 and $17,937 as of December 31, 2016.

Cash flows
In 2017, the cash flow from operating activities was $52,490, versus a positive cash flow of $86,101 in 2016. The cash flow used by investing activities was $13,700 in 2017, versus a zero cash flow in investing activities in 2016, which was due to intercompany transactions. Cash flow used by

financing activities was $15,340 in 2017, versus $75,360 in 2016, due to a decrease of redemption of stock owner draws.

Although the Company expects that there will be a growth in cash revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $42,355 as of December 31, 2017 and $18,905 as of December 31, 2016.

Related Party Transactions
As of December 31, 2017, there is a $13,700 Due from Owner asset classified as an Other Asset. The full amount is considered to be owed by one of the owners to the Company. There are no specific terms associated with this balance.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. According to market situation, we may raise additional funds through public or private equity offerings or debt financings.

The Company are seeking a minimum of $52,500 in this offering, which would be primarily used for setting up internal call center and hiring door-to-door sales force as specified in *Question 10, The Use of Proceeds.* Without any unexpected material factors that would adversely affect our business operations, whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.
>
> **(ii) involving the making of any false filing with the Commission?**
> No.
>
> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No.
>
> **(ii) involving the making of any false filing with the Commission?**
> No.
>
> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
  (A) association with an entity regulated by such commission, authority, agency or officer?
  No.

  (B) engaging in the business of securities, insurance or banking?
  No.

  (C) engaging in savings association or credit union activities?
  No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
  No.

  (ii) places limitations on the activities, functions or operations of such person?
  No.

  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
  No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
  No.

  (ii) Section 5 of the Securities Act?
  No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
  a. **any other material information presented to investors; and**
  b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://businessmindsrandd.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

    a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Adam J. Robison

_____

Adam Robison
Chief Executive Officer
Outlook Corporate Consulting, LLC.
Date: 24 Jul 2018

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

About Business Minds R&D

Outlook Corporate Consulting, LLC was incorporated in Utah since 2013 and has been doing business under (DBA) business name Business Minds R AND D since 2015. Business Minds R&D, headquartered in Salt Lake City, UT, specializes in business-to-business sales training worldwide, CEO and leadership training, customer service training, and small business training. It's workshops, which focus on a number of different topics, are centered on scientific research that has been shown to help people harness the power of the brain, learn new skills, and perform their job responsibilities at a higher level.

Our Product and Services

Outlook Corporate Consulting, LLC offers varieties of training and business coaching services within state of Utah since 2013. We have been successful in our training programmes. Our training and coaching programmes has been successful to help our clients achieve their personal goals and improving their competence, capacity and productivity.

Our service offerings are listed below:

Workshops:

Our sales training workshops focus on three main areas: sales training programs, CEO training programs, and customer service training programs. Here is a little more information about sales training course each of these categories:

Sales Training Programs

We believe that emotional intelligence training needs to be focused on building win-win relationships with current and prospective customers. Business Minds Research & Development's qualified staff can help you learn successful sales techniques, including communication, time management, engaging your prospects, sales closing techniques, and creating persuasive presentations. These sales tips will help you transform the typical workday from a boring drag into an exciting and profitable adventure.

CEO Training Programs

We believe that emotional intelligence training needs to be focused on building win-win relationships with current and prospective customers. Business Minds Research & Development's qualified staff can help you learn successful sales techniques, including communication, time management, engaging your prospects, sales closing techniques, and creating persuasive presentations. These sales tips will help you transform the typical workday from a boring drag into an exciting and profitable adventure.

Customer Service Training Programs

Effective customer service training involves learning basic sales techniques and skills to acquire new clients and understand how to keep current clients happy. This results in a consistent pipeline for networking and referrals from satisfied customers.

Our Mission

Our mission is to provide high quality and highly effective training and coaching services to personal and business clients. Our business goal in the coming 5 years is become one of the leading coaching brand in Salt Lake City

Target Market
Our target markets are career personnel and business executives including CEO, sales and Customer Service personnels who want to have a successful career and improvement of their business and sales techniques.

Streamline and improve our operations
We will create a website alongside with a blog where we are going to publish educational articles and resources that will help people get the transformation they seek.

Marketing and advertising
We plan to market and promote our training programmes by the use of social media like Facebook, Twitter and Medium. We believe social media platforms allow us to reach new customers, not only to locate existing customers, but also to find potential ones. In today's markets the competition is extremely high.

We also plan to market our coaching business offline by working with universities, speaking at seminars and conferences. For example, we have been in cooperation with the University of Utah, Business Minds R&D is conducting a study on successful CEOs of Utah based companies. With Utah's economy being one of the strongest in the nation, this study will focus on the management techniques and personal habits of the leading men and women heading up Utah's largest companies. Selected CEO interviews will be compiled into a book to be distributed to students, graduates and alumni of the University of Utah David Eccles School Of Business. This book will serve as a resource and guide to Utah's future business leaders.

SWOT Analysis

Strength:
Our core strength lies our operation history and established brand in Salt Lake City. Our management team are experienced in the industry and our training consultants have helped countless leaders, managers, salespeople, customer service representatives, and employees hone their professional skills and better contribute to their company's success.

Weakness:
Although we have been established since 2013, we are still in the growing stage. We need extra capital and time for Business Minds R&D to break into new market and gain acceptance from top profile clients in business coaching industry. Furthermore, the coaching industry in the U.S. is very competitive and we may not have the resources to compete with competitors who are better financed and market positions.

Opportunities:
We see the increasing demand in business and executive coaching in the U.S. . We believe business coaching will begin to rise in popularity because under proper structured and designed training

courses, it is a effective way to transfer of institutional, industry and professional wisdom. Moreover, in recent years, positive thinking makes people thrive and flourish and scientific principles of positive psychology are more well-known. We believe our products and services can help people to create positive, productive, and therefore profitable career.

Threat:
Our business relies mainly on the efforts of our consultants and trainers to design training materials, as well as conducting/promoting/overseeing the seminars for these training courses. Whether we can retain and attract good training consultants is the major challenge for us.

Furthermore, due to the competitive environment of the business coaching industry, it could be difficult or costly to strengthen our brand awareness or further promoting our brand in order to remain competitive.

About our training programmes:

EMOTIONAL INTELLIGENCE TRAINING
EMOTIONAL INTELLIGENCE TRAINING trains sales professionals, CEOs and customer service personnel to help business owners take their revenues to a whole new level. These unique emotional intelligence methodologies are shared in our fun and engaging workshops available worldwide.

Our EQ training specializes in three specific areas:

1) Professional Intelligence Training –
Sales training solutions that improve sales performance by helping salespeople help their customers in mutually beneficial relationships where both sides win.

2) CEO Mentoring –
Coaching CEOs to develop leadership skills in their company that will provide tactical administration to strengthen the efficiency of their teams and increase business revenues.

3) Customer Service Training –
Help all members of the business focus on acquiring and keeping satisfied customers, who become another powerful sales force as these customers share their satisfaction with others.

At Business Minds R & D, we offer small business training programs. They are offered in the form of seminars with two focuses: "Strengthen Your Sales" and "Grow Your Business". With each focus comes with a list of topics that are specifically designed to enhance the related area.

Strengthen Your Sales	Grow Your Business
- Successful Sales - Sales Prospecting - Sales Toolkit - Closing Sales - Lead Generation - Sales Networking - Sales Training Questions - Sales Skills and Tips - The Psychology of Sales	- Leadership Training - Corporate Presentation - CEO Training - Time Management - Business Communication - Small Business Training - Employee Motivation

THE "STRENGTHEN YOUR SALES" TRAINING SEMINAR

Businesses is vulnerable to dramatic swings in profit, but there are ways you can strengthen your sales and reduce this problem. From the minute you generate a lead, you need to be rigorous in your sales processes. With a sales seminar from Business Minds Research and Development, your sales team will learn how to be systematic in your lead generation and establish a sales cycle.

Our experts will teach your team the best ways to look for referrals, make appointments and handle negative responses. We'll educate them on the most effective sales techniques and how to keep customers engaged with your brand through empathetic marketing.

Our sales training seminars are fun, engaging and dedicated to improving the sales performance of your team. We won't just teach your sales team how to sell to customers, but we can help them learn to form mutually beneficial relationships where both sides win.

Confidence is the key when trying to close a sale with a customer. With Business Minds Research and Development, your sales team will learn techniques that can boost their confidence and make it easier to close sales and build customer relationships.

The seminars will also teach your sales team about the importance of social media as a sales tool. Social platforms are excellent for selling products, driving traffic to landing pages and PPC advertising. Business Minds experts will teach your team the best, most effective ways to use social media to your company's full advantage.

If you want to improve the confidence, morale and abilities of your sales team, sign up for a sales training seminar from Business Minds Research and Development in Salt Lake City. We promise your team will walk away with more knowledge, more confidence and more motivation to sell your product or service.

Master Selling & Increase Your Profits.
You'll learn these effective sales techniques:

1. Setting and accomplishing goals
Learn effective techniques to overcoming the limitations you're facing so you can accomplish your goals.

2. Building trust, credibility and adding value
Develop skills that make you more trustworthy and valuable in the eyes of your customers. Your prospects are eager to buy from people they believe, like and trust.

3. Engaging your prospect
Learn how to put yourself in your prospects' position so you can capture and hold their attention and close more sales.

4. Romancing prospects and using a sales toolkit
Make your prospects want to buy without making them feel like they're being sold. Learn how to create a marketing toolkit so your buyers understand how you're the solution to their problems.

5. Delivering persuasive presentations
Discover and uncover your prospects' emotional motivators so you can show them how your products or services will meet their needs.

6. Asking for the close
Overcome the discomfort of closing sales by learning how to easily ask for your prospects' business.

7. Priming for success
Learn the importance of priming, visualization and your subconscious to leverage the infinite power that is within you to achieving sales success.

8. Driving more referrals
The key to successful selling is to have unlimited amounts of referrals and leads at your fingertips. Learn how to create a referral engine.

9. Networking to fill your pipeline
Become more successful at sales by learning how to network effectively and thereby set more appointments with more targeted, qualified leads and referrals.

10. Becoming more organized
Learn effective techniques to help you harness the power of effective time management and proper organization. "Time is money!"

11. Understanding your customers' buying language
Master the art of communication with every prospect, which involves identifying and selling the way your prospect wants to buy.

12. Procuring knowledge through effective questioning
Learn how to ask effective questions to your prospects so you can discover what is important to them and help them get more of what they want.

SEMINARS: GROW YOUR BUSINESS

A business needs a concerted effort and an effective plan to grow. The first step in creating a larger impact for your company is to learn the best way to do it. The experts of an industry don't always start out as successful entrepreneurs. There isn't necessarily a correlation between how much you know about an industry and how much money you can make as a result of that knowledge. In other words, you may be the best resource available for your line of work but if you don't have the proper tools, making money in that industry can be incredibly difficult. Luckily, that skill can be learned.

Grow Your Business Seminars from Business Minds offer you the training and knowledge needed to make every facet of your business more efficient, productive and profitable. Our seminar looks deeply at the various ways your business can successfully grow. A prosperous company blends personal goals and accountability with the efficient management of time and employees. This combination results in a more cohesive vision that allows each piece of your business to move in sync with the others. In addition to learning these vital skills, our Grow Your Business Seminar will also provide you with articles and reference tools so you can continue to increase your business and profit-building knowledge long after you complete the course. Leadership training, learning the way your customers think and employee motivation all come together to give you every tool you need to grow your business worldwide.

Appendix B - RISK FACTORS

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

We are operating in a very competitive industry
The business is in a competitive industry with companies with much more financial and physical resources.

We rely on continuing efforts of consultants and trainers
The business relies mainly on the efforts of our consultants and trainers to design training materials, as well as conducting/promoting/overseeing the seminars for these training courses. In particular, a significant proportion of our revenue, profitability and business is generated from courses and products provided by our consultants and trainers.

We may not be able to attract and retain qualified consultants and trainers
In view of our business nature, our consultants and trainers are critical to maintaining the quality of our programmes and services and maintaining our brand and reputation, as they interact with our students on a regular basis. We may not be able to attract, hire and retain enough qualified consultants and trainers to keep pace with our growth while maintaining consistent teaching quality of our training course and programmes. If we are not able to attract qualified consultants and trainers, our business will be be materially and adversely affected.

We may not be able to enforce the restrictive covenants of the contracts
We may not be able to enforce the restrictive covenants of the contracts and services agreements against our consultants and trainers to prevent them from immediately directly competing with us, which may disrupt our business and materially.

Advertising and increased marketing effort may not lead to higher course enrolments or increase in our revenue
To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns on social media and Youtube. Nonetheless, despite our efforts and substantial costs incurred in these marketing effort and advertisements, it may not necessarily lead to higher enrolments of our training programme or increase in our revenue.

New training programmes that we develop may compete with our current programmes
To further grow our business, we may need to develop new business training programmes to meet new demands and respond to changes in business environment, market needs and trends. While some of these programmes that we develop may compete our existing programmes and services without increasing our total enrolments. If this happen, our profitability and business could be adversely affected.

We face significant competition
We face intense competition in the geographic market in which we operate. Certain of our competitors offer on similar training programmes and services as we provide. Moreover, some of our competitors may be able to devote greater resources than we do and could have much bigger budget for promotion and marketing. It is uncertain on whether we will be able to compete

successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to market competition effectively, our profitability could be adversely affected.

Our business depends on our brand and reputation

Our business depends on our brand and reputation as a provider of business coaching services. If we are not able to maintain the brand strength and reputation, our brand value, business and operating results could be materially and adversely affected. We believe that our brand "**Business Minds R&D** " is instrumental to the success of our business. If the value of our brand or image and reputation is diminished, we may fail to continue to attract potential customers and our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to continue to attract customers to enrol in our training courses at commercially viable fee levels, our revenue may decline and we may not be able to maintain our profitability.

The success of our business depends primarily on the number of course enrolments in our training courses and the amount of course fees that our customers are willing to pay. Therefore, our ability to continue to maintain and attract customers to enrol in our courses at commercially viable fee levels is critical to the continual success and growth of our business.

We may face labour or other nature of disputes that could interfere with our operations and business.

We may face legal actions, claims and disputes in connection with our business activities, including employment-related claims and contractual disputes or claims. Although we believe we have a satisfactory relationship with our consultants and trainers, we may nevertheless subject to the risk of labour disputes and adverse employee relationships. These potential disputes could have a material adverse effect on our business, financial condition or results of operations.

Uncertainty and adverse changes in the economy could have a material adverse impact on our business

We mainly generate our revenue from fees paid by our customers enrolling in our programmes. As a majority of our customers are business executives, sales and customer service personnels, uncertainty or adverse changes in the economy could lead to a significant decline the demand of our business training programmes, which may negatively impact our business, financial conditions and results of operations.

Intellectual property rights and proprietary rights

Our consultants and trainers are responsible for the development and preparation of course materials. However, from time to time, our course materials may contain content with reference or extracted from third party sources. Such course materials may contain third party content which has been reproduced under certain licences. Therefore, these course material may infringe valid copyrights or other intellectual property rights held by third parties or be in breach of those licences.

We may be subject to claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.

Our business could be adversely affected by difficulties in trainer recruiting and retention
Our ability to attract, motivate, and retain a sufficient number of qualified employees for our operations is a critical factor in our continued success. We cannot guarantee that we would be able to recruit or retain a sufficient number of qualified employees for our business. Any material increase in employee turnover rates in our business and any failure to recruit skilled personnel and to retain key staff due to factors such as failure to keep up with market average employee salary levels may increase the difficulty to implement our growth strategy. Any increased labor costs due to factors like competition, increased minimum wage requirements and employee benefits may potentially impact our operating costs. Any of the above would materially and adversely affect our business and results of operations.

We are subject to negative publicity
Our Company, management or training team could be subject to negative publicity, which may materially and adversely affect our brand, reputation and business.

Our historical financial and operating results are not indicative of future performance.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.
We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our customers
We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. In addition, we have not maintained insurance policies

against losses arising from our environmental liabilities, business interruption, industrial accidents, work stoppages, civil unrest or other activities.

Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

RISKS RELATED TO THE OFFERING

We determined the price of the Membership Units arbitrarily.
The offering price of the Membership Units has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the Units is the fair market value of the Units or that investors will earn any profit on them.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase our membership units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our membership units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our membership units.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
OUTLOOK CORPORATE CONSULTING, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Outlook Corporate Consulting, LLC, a company organized and existing under the laws of the State of Utah ("Business Minds R&D" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Business Minds R&D has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the membership units of Business Minds R&D (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.
    1.1 Issue of the Units. Subject to the terms and conditions hereof, Business Minds R&D hereby issues to the Subscriber, and the Subscriber hereby subscribes from Business Minds R&D **[Shares Subscripted] Units**, at a Per Units Price equal to **$7.50** (the " Unit Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Business Minds R&D as follows:

        (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Business Minds R&D 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Business Minds R&D and such decision is based upon a review of the Form C which has been filed by Business Minds R&D with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Business Minds R&D in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Business Minds R&D;

c. the Subscriber acknowledges and accepts the fact the owners of the Units are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Business Minds R&D;

d. Business Minds R&D is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Business Minds R&D from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Business Minds R&D and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Business Minds R&D in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Business Minds R&D in connection therewith;

f. the Subscriber acknowledges that Business Minds R&D has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Business Minds R&D shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Business Minds R&D is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Business Minds R&D (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Business Minds R&D is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Business Minds R&D is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Business Minds R&D and depends on the advice of its legal and financial advisors and agrees that Business Minds R&D will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Business Minds R&D; and

e. no person has made any written or oral representations to the Subscriber:

   (i) that any person will resell or repurchase any of the Units;

   (ii) that any person will refund the Subscription Price of any of the Units; or

   (iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Business Minds R&D. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Business Minds R&D and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Business Minds R&D to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Mar 2019, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of

the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Business Minds R&D shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Adam Robison

_____
Name: Adam Robison
Title: CEO
Outlook Corporate Consulting, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

<u>OUTLOOK CORPORATE CONSULTING, LLC</u>
<u>DBA: BUSINESS MINDS R AND D</u>

<u>REVIEWED FINANCIAL STATEMENTS</u>

<u>DECEMBER 31, 2017 AND 2016</u>



BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 3, 2018

To Management
Outlook Corporate Consulting, LLC
DBA: Business Minds R and D
Salt Lake City, Utah

We have reviewed the accompanying financial statements of Business Minds R and D, which comprise the balance sheets as of December 31, 2017 and December 31, 2016, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

OUTLOOK CORPORATE CONSULTING, LLC
DBA: BUSINESS MINDS R AND D

UNAUDITED BALANCE SHEET
AS OF DECEMBER 31, 2017 AND 2016

ASSETS

	December 31, 2017	December 31, 2016
Current assets		
Cash	$ 42,355	$ 18,905
Trade accounts receivable,		
Other receivables		
Inventory		
Prepaid expenses		
Federal and state tax receivable		
Total current assets	42,355	18,905
Property and equipment		
Less accumulated depreciation		
Net property and equipment	-	-
Other assets		
Due from Owner	13,700	-
Total other assets	13,700	-
Total assets	$ 56,055	$ 18,905

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2017	December 31, 2016
Current liabilities		
Accounts payable		
Line of credit		
Credit Cards	2,410	968
Accrued payroll		
Accrued expenses		
Accrued income taxes - federal		
Accrued income taxes - state		
Unearned revenue		
Total current liabilities	2,410	968
Total liabilities	2,410	968

(Continued)

See accompanying notes and independent accountants' review report

OUTLOOK CORPORATE CONSULTING, LLC
DBA: BUSINESS MINDS R AND D

UNAUDITED BALANCE SHEET
AS OF DECEMBER 31, 2017 AND 2016

Shareholders' equity		
Owner Equity Accounts	(210,865)	(195,525)
Retained earnings	264,510	213,462
Total stockholders' equity	53,645	17,937
Total stockholders' equity and liabilities	$ **56,055**	$ **18,905**

OUTLOOK CORPORATE CONSULTING, LLC
DBA: BUSINESS MINDS R AND D

UNAUDITED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
Revenues		
Total Sales	725,721	559,056
Total revenue	725,721	559,056
Cost of goods sold		
Contract Labor	14,813	13,628
Merchant Processing Fees	8,313	8,683
Other		1,354
Gross profit	702,595	535,391
Operating expenses		
Accounting	1,335	1,645
Bank Charges	64	200
Charitable Contributions	1,325	5,094
Continuing Education	307	330
Depreciation and amortization	-	-
Dues & Subscriptions	466	69
Executive Compensation	408,835	369,168
Gifts	343	-
Legal and professional	19,000	25,023
Licensing	626	256
Maintenance and Repairs	1,029	
Marketing and promotion	598	845
Office Expenses	8,619	1,259
Other General and Administrative Expenses	1,080	150
Payroll Expenses	190,859	39,767
Printing	2,063	3,415
Rent and Utilities	-	400
Travel, lodging and meals	13,315	1,281
Uniforms (Clothing)	973	
Vehicle Expenses	1,029	
Total operating expenses	651,866	448,902
Earnings from operations	50,729	86,489
Other income (expense)		
Interest income	2	
Interest expense		
Loss on disposition of fixed assets		
Other Income	316	

(Continued)

See accompanying notes and independent accountants' review report

OUTLOOK CORPORATE CONSULTING, LLC
DBA: BUSINESS MINDS R AND D

UNAUDITED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Net income before gain in equity investments and provision for income taxes	51,047	86,489
(Loss) gain on related party equity investments		
Net income before income taxes	51,047	86,489
Income tax provision		
Net income:	**$ 51,047**	**$ 86,489**

See accompanying notes and independent accountants' review report

OUTLOOK CORPORATE CONSULTING, LLC
DBA: BUSINESS MINDS R AND D

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	June 30, 2017	June 30, 2016
Cash flows from operating activities		
Cash received from customers	$ 725,721	$ 559,056
Cash paid to suppliers and employees	(674,991)	(472,566)
Credit Card	1,442	(389)
Other	316	-
Interest Income	2	-
Net cash provided by operating activities	52,490	86,101
Cash flows from investing activities		
Purchases of property and equipment	-	-
Disposal of property and equipment	-	-
Intercompany Transactions	(13,700)	-
Net cash used in investing activities	(13,700)	-
Cash flows from financing activities		
Redemption of stock	-	-
Owner Draws	(15,340)	(75,360)
Net cash (used in) provided by financing activities	(15,340)	(75,360)
Net increase (decrease) in cash and cash equivalents	23,450	10,741
Cash and cash equivalents at beginning of period	18,905	8,164
Cash and cash equivalents at end of period	$ 42,355	$ 18,905

(Continued)

See accompanying notes and independent accountants' review report

OUTLOOK CORPORATE CONSULTING, LLC
DBA: BUSINESS MINDS R AND D

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Reconciliation of net income to net cash provided by operating activities

Net income:	$	51,047	$	86,489
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		-		-
Non-cash contribution expense		-		-
Loss on sale of fixed assets		-		-
Loss in related party equity investments		-		-
Changes in other assets and liabilities				
Increase in accounts receivable		-		-
(Increase) decrease in other receivables		-		-
Decrease in inventory		-		-
(Decrease) increase in prepaid expenses		-		-
(Increase) decrease in tax refund receivable		-		-
Decrease (increase) in deferred tax asset		-		-
Increase in accounts payable		-		-
(Decrease) increase in accrued payroll		-		-
(Decrease) increase in credit card liability		1,442		(389)
Increase in accrued expenses		-		-
(Decrease) increase in income taxes payable		-		-
Increase in deferred tax liability		-		-
Increase in deferred revenue		-		-
Decrease in deferred compensation		-		-
(Increase) decrease in amount due from owner		(13,700)		-
Net cash provided by operating activities	$	**38,789**	$	**86,100**

See accompanying notes and independent accountants' review report

OUTLOOK CORPORATE CONSULTING, LLC
DBA: BUSINESS MINDS R AND D

UNAUDITED STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Total
Balance at December 31, 2015	**$ 6,807**
Add: Net income	86,489
Less: Owner Draws	(75,360)
Balance at December 31, 2016	**$ 17,936**
Add: Net income	51,047
Less: Owner Draws	(15,340)
Rounding	2
Balance at December 31, 2017	**$ 53,645**

OUTLOOK CORPORATE CONSULTING, LLC
DBA: BUSINESS MINDS R AND D

NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Minds R and D (Company) has relatively few accounts and uses a 3rd party bookkeeper to categorize the transactions and reconcile the accounts. Bookkeeping and reconciliations are done on a monthly basis and prepared financial reports are provided to the owners each month.

Revenue Recognition

Revenue is recognized in a way that resembles the cash method. This is a result of the timing of invoicing, payments, and services provided happening within the same reporting period.

Accounts Receivable

The Company does not have an accounts receivable balance as of December 31, 2017 or 2016. As mentioned under Revenue Recognition, invoicing and payments happen within the same reporting perio

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. No estimates above nominal amounts were necessary in this reporting period.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash in bank accounts and cash on hand as cash and cash equivalents.

Marketing and Promotion

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the years ended December 31, 2017 and 2016 were $598 and $845, respectively.

Income Taxes

Business Minds R and D operates as a flow through entity for income tax purposes. As a flow through entity, income tax liabilities are paid by the owners. No income tax estimates have been provided.

Inventory

There is no inventory accounted for and/or used in the business operations.

Interest Paid

For the years under review, there was no interest paid or accrued.

Property and Equipment

Property and equipment are stated at cost when acquired. Currently, there is no property or equipment on the business financial statements. Depreciation is computed using various methods based on the estimated useful lives of the assets ranging from 3 to 39 years. With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. The capitalization limit is $500. When assets are sold or retired, the cost and accumulated depreciation are removed from the

NOTE 2 - RELATED PARTY TRANSACTIONS

Due from Owner

On the December 31, 2017 balance sheet, there is a $13,700 Due from Owner asset classified as an Other Asset. The full amount is considered to be owed by one of the owners to the Company. There are no specific terms associated with this balance.

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was May 3rd, 2018.